UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

05052756

March 29, 2005

Act	Exchange Act
Section	15
Rule	15c2-4
Public Availability	March 29, 2005

Robert F. Cook, Esq.
Womble Carlyle Sandridge & Rice, PLLC
1201 West Peachtree Street, Suite 3500
Atlanta, Georgia 30309

Re: Reliance Trust Company
<u>File No. TP 03-16</u>

Dear Mr. Cook:

This is in response to your letter dated January 31, 2005. A copy of that letter is attached with this response. By including a copy of your correspondence, we avoid having to repeat or summarize the facts you presented. The defined terms in this letter have the same meaning as in your letter, unless otherwise noted.

PROCESS
MAY 0 2 2
THOMSO
FINANCIA

As an initial matter, the staff of the Division of Market Regulation (the "Staff") does not express any view with regard to your opinion that Reliance Trust Company ("Reliance") is a "bank" within the meaning of Section 3(a)(6) of the Exchange Act. This long-standing policy is based upon a determination that it is not appropriate for the Staff to consider, in a no-action request, whether an institution "is not operated for the purpose of evading" the provisions of the Exchange Act.

Rule 15c2-4 requires that funds received by broker-dealers participating in a distribution of securities, other than a firm-commitment underwriting, that is being made on an all-or-none basis, or on any other basis that contemplates that payment is not to be made to the person on whose behalf the distribution is being made until some further event or contingency occurs be "... promptly transmitted to a bank which has agreed in writing to hold all such funds in escrow for the persons who have the beneficial interests therein and to transmit or return such funds directly to the persons entitled thereto when the appropriate event or contingency has occurred." To qualify as an escrow agent for purposes of Rule 15c2-4, a bank must: (1) be a party to a written escrow agreement to hold funds for the persons who have the beneficial interests therein; (2) hold such funds pending the occurrence of the appropriate event or contingency; and (3) transmit or return the funds directly to the persons entitled thereto when the appropriate event or contingency has occurred.

On the basis of your representations and the facts presented, but without necessarily concurring in your analysis, the Division of Market Regulation (the "Division") will not recommend that the United States Securities and Exchange Commission (the "Commission") take enforcement action under Rule 15c2-4 if registered broker-dealers participating in a distribution of securities in a contingency offering forward customer funds received in connection with the offering to Reliance pursuant to the arrangements described in your letter. In issuing this no-action position, the Division considered the following facts, among others:

- Reliance will agree in writing, pursuant to an escrow agreement, to hold in escrow all funds received from broker-dealers participating in the offerings for the persons who have the beneficial interests therein;
- Reliance will hold the funds in escrow pending the occurrence of the appropriate event or contingency; and
- Reliance will transmit or return the funds directly to the persons entitled thereto when the appropriate event or contingency has occurred.

Although Reliance proposes to deposit subscription funds in a commercial bank pending the occurrence of the appropriate event or contingency in the offering, Reliance is not required to do so because Reliance is authorized under the banking laws of the State of Georgia, as confirmed by the letter from the Georgia Department of Banking and Finance attached to your letter as Exhibit "B," and by its Articles of Incorporation, to receive and hold funds in escrow in the manner and for the purposes specified in Rule 15c2-4.

The foregoing no-action position with respect to Rule 15c2-4 is a staff position regarding enforcement action only and should not be understood to express any legal conclusion regarding the applicability of statutory or regulatory provisions of the federal securities laws. This position is strictly limited to the application of Rule 15c2-4 to the transmission of funds by registered broker-dealers participating in a contingency offering to Reliance; any different facts or conditions may require a different response. In addition, we direct your attention to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Section 10(b) and Rules 10b-5 and 10b-9 thereunder. Responsibility for compliance with these and other applicable provisions of the federal or state securities laws rests with the participants in the offerings. The Division expresses no view with respect to other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

Very truly yours,

James A. Brigagliano

James A. Brigagliano
Assistant Director
Division of Market Regulation

Attachment

WOMBLE
CARLYLE
SANDRIDGE
& RICE
A PROFESSIONAL LIMITED
LIABILITY COMPANY

One Atlantic Center
1201 West Peachtree Street
Suite 3500
Atlanta, GA 30309

Telephone: (404) 872-7000
Fax: (404) 888-7490
Web site: www.wcsr.com

January 31, 2005

U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Trading Practices
450 Fifth Street, N.W.
Washington, D.C. 20549

VIA FACSIMILE (202) 347-6539
AND FEDERAL EXPRESS

Re: Reliance Trust Company, a Georgia bank and trust company ("Reliance"); definition of "bank" under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The purpose of this letter is to request that the Securities and Exchange Commission (the "Commission") concur in our conclusion that, for the reasons discussed herein, Reliance is a "bank," as defined by the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or, alternatively, that the Commission issue a "no action" letter; that is, a letter stating that the Commission will take no action to prohibit or otherwise restrain any registered broker-dealer from participating in a distribution of securities in a contingency offering, or to prevent an issuer from making such a distribution, if Reliance acts as the escrow agent under Rule 15c2-4 promulgated under the Exchange Act ("Rule 15c2-4"), or interpretive advice to that effect.

Attached hereto as Exhibit "A" are Reliance's Amended and Restated Articles of Incorporation, which are true and correct as of the date hereof. Attached hereto as Exhibit "B" is a letter dated November 10, 1999, from the Georgia Department of Banking and Finance confirming that Reliance is authorized to receive and hold funds in escrow for third parties. There have been no material changes to the rules or regulations of the Georgia Department of Banking and Finance applicable to Reliance's authority to receive and hold funds in escrow for third parties since the date of such letter.

Based upon the facts summarized below, it is our opinion that Reliance is a "bank," as that term is defined in §3(a)(6) of the Exchange Act, and it is our further opinion that Reliance may act as escrow agent in contingency offerings under Rule 15c2-4.

Background

Reliance is a "financial institution," as that term is defined in § 7-1-4(21) of the Official Code of Georgia Annotated (the "O.C.G.A."). Although Reliance is chartered under the Financial Institutions Code of Georgia as a bank and trust company, it has never applied for or been granted banking powers and operates as a trust company only. Reliance is subject to supervision, regulation and regular examination by the Georgia Department of Banking and Finance. Under O.C.G.A. § 7-1-310, trust companies are permitted to act as a fiduciary, investment advisor, custodian of property, agent or attorney-in-fact, registrar or transfer agent of securities and fiscal agent. Since its incorporation in 1981, Reliance has provided services as trustee, escrow agent, paying agent, transfer agent and securities registrar, as well as executor, administrator, guardian, receiver and other fiduciary capacities. It has served as indenture trustee, registrar, paying agent, escrow agent and depository for a broad array of indenture securities issued by municipalities, public authorities, religious and non-profit entities, corporations and other borrowers, including indentures qualified under the Trust Indenture Act of 1939. As of December 31, 2004, Reliance had in excess of $20 billion of fiduciary assets under management and administration. Reliance's capital far exceeds the $3,000,000 minimum capital required by the laws of the State of Georgia for a Financial Institution. Reliance maintains $5,000,000 of errors and omissions insurance and $10,000,000 of fidelity insurance. At December 31, 2004, Reliance had 202 full-time employees engaged in its fiduciary services business. Until its sale of its transfer agency business, Reliance was registered with the Commission as a transfer agent pursuant to §17(a) of the Exchange Act.

The letter dated November 10, 1999, from the Georgia Department of Banking and Finance attached hereto as Exhibit "B" confirms that Reliance is authorized to receive and hold funds in escrow for third parties. While Reliance is not authorized to hold deposits subject to withdrawal by check, Reliance is authorized to receive and hold funds in the form of bank deposits or other lawful investments consistent with its obligations under any applicable escrow agreement which may be withdrawn upon requisition.

Rule 15c2-4

Rule 15c2-4(b) imposes an obligation on brokers and dealers participating in contingency offerings to: (1) promptly deposit the funds received in a "separate bank account, as agent or trustee for the persons who have the beneficial interests therein, until the appropriate event or contingency has occurred, and then the funds are promptly transmitted or returned to the persons entitled thereto;" or (2) promptly transmit such funds "to a bank which has agreed in writing to hold all such funds in escrow for the persons who have the beneficial interests therein and to transmit or return such funds directly to the persons entitled thereto when the appropriate event or contingency has occurred."

As the Commission noted in its February 21, 1962 Release announcing the adoption of Rule 15c2-4, the purpose of the requirements is to insulate the proceeds of the offering from possible unlawful activities by, or financial reverses of, the broker-dealer participating in the offering. 1962 WL 7956 (S.E.C.). This intent was echoed in Exchange Act Release No. 11532 (July 11, 1975) and NASD Notice to Members 87-4 published January 30, 1984 and republished in NASD Notice to Members 98-4 ("The purpose of the requirements are to insulate the proceeds of the offering from possible unlawful activities by, or financial reverses of the broker-dealer participating in the offering, and thus to ensure that the issuer will receive the full proceeds promptly if the contingency occurs, or investors will receive a prompt reimbursement of their funds if the contingency does not occur."). In drafting Rule 15c2-4, the Commission's primary policy concern was to protect the subscribers and the issuer by removing funds from the hands of the broker-dealer. In both clauses of Rule 15c2-4(b), the broker-dealer is required to immediately segregate the funds it receives in a contingency offering so as to avoid any impropriety.

Exchange Act's Definition of "Bank"

The term "Bank" is defined in §3(a)(6) of the Exchange Act as: "(A) a banking institution organized under the laws of the United States, (B) a member bank of the Federal Reserve System, **(C) any other banking institution, whether incorporated or not, doing business under the laws of any state or of the United States, a substantial portion of the business of which consists of receiving deposits or exercising a fiduciary power similar to those permitted to national banks ... and which is supervised and examined by state or federal authority having supervision over banks ....** [emphasis added]."

The fiduciary powers permitted to national banks under 12 U.S.C. §92a are "the right to act as trustee, executor, administrator, registrar of stocks and bonds, guardian of estates, assignee, receiver ... or in any other fiduciary capacity in which state banks (and) trust companies ... are permitted to act under the law of the state in which the national bank is located." Reliance engages in or is authorized to engage in substantially all of these functions, and substantially all of Reliance's business consists of exercising such fiduciary powers.

The meaning of "bank" under the Exchange Act has been developed in certain Commission rulings under §3(a) of the Exchange Act that address whether certain entities are "banks," and therefore excluded from the definition of a "broker." A limited purpose trust company formed to act as fiscal or transfer agent, stock registrar and custodian was found to be a "bank" for purposes of the Exchange Act. Bradford Mutual Fund Services, Inc. (SEC 1972), '71-'72 CCH Dec. ¶ 78,702. A chartered trust company is a "bank" within the meaning of §3(a)(6). Southland Trust Co. (SEC 1980), 1980 CCH Dec. ¶ 76,449.

We think it is appropriate to apply the same interpretation for the above-cited language as that which has been developed under §3(a) of the Exchange Act to exclude a "bank" from the definition of a "broker." Following this logic, a "non-depository trust company" should be treated as a "bank" for purposes of Rule 15c2-4 in the same way that it is treated for other Exchange Act exemptions (*e.g.*, broker-dealer registrations). If not, then the definition of "bank" under the Exchange Act will have varied meanings depending on the context of the statute. This does not seem to be the legislative intent.

It is also instructive to note the definition of "bank" under the Securities Act of 1933, as amended (the "Securities Act"). Section 3(a)(2) of the Securities Act defines "bank" to include "any banking institution organized under the laws of any state ... the business of which is substantially confined to banking and is supervised by the state ...." Appropriately, the Commission has refused to rule that a non-depository trust company is a "bank" for purposes of the exemption from the registration requirements of the Securities Act. Bishop Trust Company (SEC 1985), '84-'85 CCH Dec. ¶ 77,914; and Bankers United Trust Company (SEC 1986), '84-'85 CCH Dec. ¶ 77,915. The drafters of §3(a)(6) of the Exchange Act could have used the same language found in the Securities Act definition of "bank" if they wanted to similarly limit "banks" to depository banks. Instead, they chose a broader definition to include other state regulated banking institutions, a substantial portion of the business of which consists of exercising fiduciary powers.

Reliance is empowered by the Georgia Department of Banking and Finance to act as a fiduciary, investment advisor, custodian, agent, registrar, transfer agent or fiscal agent. Reliance is regulated under the banking laws of the State of Georgia and is supervised and examined by the Georgia Department of Banking and Finance. Reliance is authorized to receive and hold funds in escrow accounts. Substantially all of the business of Reliance consists of exercising fiduciary powers similar to those permitted to national banks. We believe that Reliance clearly meets the requirements of a "bank" under §3(a)(6) of the Exchange Act.

The Commission's Guidance

In a series of "no-action letters," the Commission has considered various proposals for satisfaction of Rule 15c2-4(b).

The most relevant letters were issued in Jersey Transfer & Trust Company, available March 21, 1986, and Continental Stock Transfer & Trust Company, available May 10, 1989. Jersey Transfer & Trust Company ("JT&T") and Continental Stock Transfer & Trust Company ("Continental") were both limited purpose trust companies engaged in the business of exercising fiduciary powers similar to those permitted to national banks. Each was organized as a bank and trust company under the laws of its state and supervised, regulated and examined by the banking department of its state.

Where the two factual situations differed was that JT&T proposed to act as escrow agent and receive investors' funds and deposit such funds into a separate account with a commercial bank. The funds were deposited with the commercial bank because JT&T could not legally hold the funds as a depository. On the other hand, Continental was authorized by law to hold funds. Although Continental proposed to deposit such funds in an account maintained at a bank pending satisfaction of the contingency, Continental was not required to do so and was authorized under state law "to receive and hold funds transmitted to it by Participating Broker-Dealers," as confirmed by letter from the New York Banking Department.

In both letters, the staff of the Commission (the "Staff") refused to express an opinion with respect to whether either financial institution was a "bank" within the meaning of §3(a)(6) of the Exchange Act. Presumably, the Staff concluded in Jersey Transfer that even if JT&T were a "bank," it could not satisfy the requirement that it hold the funds because it was not authorized to do so under state law. In Continental, while granting the requested "no-action" decision, the Staff refused to express a view with regard to whether Continental is a "bank." While we can only speculate as to the Staff's reason for doing so, the analysis of Rule 15c2-4 in Continental that follows assumes that Continental is a "bank." Possibly, the best interpretation is that regardless of whether Continental is a "bank" within the meaning of §3(a)(6) of the Exchange Act, the Staff was comfortable that the purpose and policy of Rule 15c2-4 were being met by the proposed arrangement.

The Continental conclusion is particularly applicable to and consistent with the facts present here. Similar to Continental, Reliance has acted as escrow agent pursuant to written escrow agreements with both issuers and registered broker-dealers for various securities offerings issued on a contingency basis pursuant to Rule 15c2-4. Each escrow agreement requires all subscription funds to be promptly transmitted to Reliance, which agrees to hold them in escrow for the persons having the beneficial interest therein, and to transmit or return such funds directly to the persons entitled to them if and when the appropriate event or contingency has occurred. Accordingly, if subscriptions for the specified minimum number of securities have been received and the transaction has closed, Reliance transmits the moneys to the issuer. On the other hand, if by the expiration date of the offering, subscriptions for securities in the specified minimum amount have not been received, the moneys are refunded to the subscribers. Unlike the trust company under consideration in Continental, which was a "limited purpose trust company" engaged in a narrow segment of fiduciary business, Reliance is a general trust company authorized to exercise (and in fact in the normal course of its business exercises) substantially all fiduciary powers permitted to national banks. In addition, just as Continental deposited its subscription funds in an account maintained with Chemical Bank, Reliance deposits its subscription funds in an account maintained with a commercial bank. Also, just as the case with Continental, although Reliance proposes to deposit its subscription funds in a commercial bank, it is not required to do so since Reliance is authorized by its Articles of Incorporation and banking laws of the State of Georgia to receive and hold funds in escrow in the manner and for the purposes specified in Rule 15c2-4.

Reliance relies on the Commission's position in Continental, which involved the same policy considerations at issue here. We believe that JT&T's position is distinguishable from Reliance's, as JT&T was denied no-action relief because of its inability to hold funds. The letter from the Georgia Department of Banking and Finance attached as Exhibit "B" states that Reliance is authorized to hold funds, and its Amended and Restated Articles of Incorporation attached as Exhibit "A" hereto support this conclusion.

Conclusion

Based on the foregoing reasoning, we do not believe that the Commission should interpret the definition of "bank" under §3(a)(6) of the Exchange Act as it applies to Rule 15c2-4 differently than the Commission has interpreted the same words under other sections of the Exchange Act. Nor do we believe that it is necessary, in the public interest or required for the protection of investors that the Commission interpret §3(a)(6) of the Exchange Act to exclude a trust company such as Reliance from participating as an escrow agent under Rule 15c2-4 for offerings made on a contingency basis. Reliance's role as escrow agent facilitates the separation of contingency funds from the broker-dealer. Accordingly, Reliance is within the domain of the policy and Rule 15c2-4 when acting as escrow agent. For all of the reasons set forth above, it is requested that the Staff concur in Reliance's view that it is a "bank" for purposes of the Exchange Act.

In the event that the Staff does not concur with Reliance's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response. In addition, should you have questions or comments concerning this letter, please contact the undersigned of our Atlanta office at (404) 888-7405.

Please kindly acknowledge receipt of the enclosed copy of this letter and its enclosures by stamping the enclosed acknowledgement copy and returning it to us in the enclosed self-addressed envelope.

Sincerely,
WOMBLE CARLYLE SANDRIDGE & RICE
A Professional Limited Liability Company

Robert F. Cook

Robert F. Cook, Esq.

Enclosures

cc: Ronald D. Stallings (w/o enclosures)
Kerrie K. Bernardo (w/o enclosures)

EXHIBIT "A"

Amended and Restated Articles of Incorporation

Conformed Copy

AMENDED AND RESTATED ARTICLES OF INCORPORATION OF RELIANCE TRUST COMPANY

as of June 1, 2001

1. **Name:** The name of the bank and trust company is:

RELIANCE TRUST COMPANY

2. **Registered Office:** The registered office of Reliance Trust Company shall be 3384 Peachtree Road, N.E., Suite 900, Atlanta, Fulton County, Georgia 30326

3. **Purposes and Powers:** Reliance Trust Company is incorporated under the provisions of the Financial Institutions Code of Georgia (Acts 1974, pp. 705, et. seq.), as a bank and trust company for the following purposes:

To receive money or commercial paper for deposit, and provide by its rules or by agreement for the terms of withdrawal and interest thereon; to act as an agent to collect checks, drafts and other items of commercial paper and in exercising this power to become a member of a clearinghouse and grant security interests in its assets for its qualification therein; to lend money and discount or purchase evidence of indebtedness and agreements for the payment of money, and to take security title to and security interests in real or personal property to secure obligations owing thereunder; to service loans made by it or by others whether or not held by the bank and trust company; to issue, advise and confirm letters of credit authorizing the beneficiaries thereof to draw upon the bank and trust company or its correspondents; to receive money for transmission; to buy and sell exchange, coin and bullion; and provide third party payments services; and to provide a full line of trust services to the general public, including without limitation, services as fiduciary, investment advisor, custodian of property, agent or attorney-in-fact, register or transfer agent of securities, fiscal agent of the United States, a state or a public body thereof, a corporation or a person, or the treasurer of a public body or of a non-profit corporation.

IN FURTHERANCE OF AND NOT IN LIMITATION of the general powers conferred by the laws of the State of Georgia and the objects and purposes herein set forth, it is expressly provided that to such extent as a bank and trust company organized under the Financial Institutions Code of Georgia may now or hereafter lawfully do, the bank and trust company shall have power to do, either as principal or agent and either alone or in connection with other corporations, firms or individuals, all and everything necessary, suitable, convenient or proper for, or in connection with other corporations, firms or individuals, all and everything necessary, suitable, convenient or proper for, or in connection with, or incident to, the accomplishment of any of the purposes or the attainment of any one or more of the objects herein enumerated, or designed directly or indirectly to promote the interests of the bank and trust company or to enhance the value of its properties; and in general to do any and all things and exercise any and all powers, rights, and privileges which a bank and trust company may now or hereafter be authorized to do or to exercise under the Financial Institutions Code of Georgia or under any act amendatory thereof, supplement thereto or substituted therefor.

The foregoing provisions of this Article 3 shall be construed both as purposes and powers and each as an independent purpose and power. The foregoing enumeration or specific purposes and powers herein specified shall, except when otherwise provided in this Article 3, be in no wise limited or restricted by reference to, or inference from the terms of any provision of this or any other Article or these Articles of Incorporation. Notwithstanding the foregoing, the purposes and powers shall be exercisable by the bank and trust company only to the extent authorized by the Georgia Department of Banking and Finance.

4. **Duration:** The bank and trust company shall have perpetual duration.

5. **Capital Stock:** The bank and trust company shall have authority to issue five million shares of common stock of Three and Seventy-Five/Hundredths Dollars ($3.75) par value.

6. **Preemptive Rights:** The shareholders of the common stock of RELIANCE TRUST COMPANY shall have no preemptive rights to acquire or have offered to them shares, option rights, or securities having conversion or option rights, of the bank and trust company in proportion to their holdings of shares of such class.

7. **Director Liability:** The personal liability of each director of Reliance Trust Company to its shareholders for monetary damages for breach of duty of care or other duties as a director is hereby eliminated pursuant to O.C.G.A. §§ 7-1-493(e) and 14-2-171(b)(3). The provision of this Article shall not eliminate or limit the liability of a director for (a) any appropriation, in violation of his duties, of any business opportunity of the Company; (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) the types of liabilities set forth in O.C.G.A. § 7-1-494, a copy of which is attached hereto as Appendix 1; (d) any transaction from which the director derived an improper personal benefit; or (e) any acts or omissions occurring prior to December 4, 1987.

IN WITNESS WHEREOF, the undersigned executes these Amended and Restated Articles of Incorporation this 31st day of May, 2001.

RELIANCE TRUST COMPANY

By: /s/ Kenneth J. Phelps
Kenneth J. Phelps, President

Attest: /s/ Ronald D. Stallings
Ronald D. Stallings, Secretary

(Corporate Seal)

::ODMA\PCDOCS\ATL\460150\4

APPENDIX 1
TO
AMENDED AND RESTATED ARTICLES OF INCORPORATION
RELIANCE TRUST COMPANY

O.C.G.A. § 7-1-494.

(a) In addition to any other liabilities imposed by law upon directors of a bank or trust company:

(1) Directors of a bank or trust company who vote for or assent to the declaration of any dividend or other distribution of the assets of a bank or trust company to its shareholders which is not authorized by this chapter or is contrary to any restrictions contained in the articles shall be jointly and severally liable to the bank or trust company for the amount of such dividend which is paid or the value of such assets which are distributed in excess of the amount of such dividend or distribution which could have been paid or distributed without a violation of the provisions of this chapter or the restrictions in the articles to the extent that any depositor, creditor, or shareholder of the bank or trust company has suffered damage as a result thereof; and

(2) The directors of a bank or trust company who vote for or assent to any distribution of assets of a bank or trust company to its shareholders during the voluntary liquidation of the bank or trust company without the payment and discharge of, or making adequate provisions for, all known debts, obligations, and liabilities of the bank or trust company shall be jointly and severally liable to the bank or trust company for the value of such assets which are distributed, to the extent that such debts, obligations, and liabilities of the bank or trust company are not thereafter paid and discharged.

(b) A director of a bank or trust company who is present at a meeting of its board of directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered or certified mail or statutory overnight delivery to the secretary of the bank or trust company within 24 hours after the adjournment of the meeting. Such right to dissent shall not apply to a director who, being present at the meeting, failed to vote against such action.

(c) A director shall not be liable under subsection (a) of this Code section if he relied and acted in good faith upon financial information of the bank or trust company represented to him to be correct by the president or the officer of the bank or trust company having charge of its books of account or stated in a written report by an independent or certified public accountant or firm of such accountants to reflect fairly the financial condition of such bank or trust company; nor shall he be so liable if in good faith in determining the amount available for any such dividend or distribution he considered the assets to be represented fairly on the books of the bank.

(d) Any director against whom any claim shall be asserted under or pursuant to this Code section for the payment of a dividend or other distribution of assets of a bank or trust company and who shall be held liable thereon shall be entitled to contribution from the shareholders who, knowing such dividend or distribution to have been made in violation of this chapter, accepted or received any such dividends or assets in proportion to the amounts received by them respectively.

(e) Any director against whom any claim shall be asserted under or pursuant to this Code section shall be entitled to contribution from the other directors who voted for or assented to the action upon which the claim is asserted.

(f) No liability under this Code section shall be asserted more than six years from the time the cause of action accrued.

EXHIBIT "B"

Letter from Georgia Department of Banking and Finance

Department of Banking and Finance
2990 Brandywine Road, Suite 200
Atlanta Georgia 30341-5565
770-986-7633

Roy E. Barnes
Governor

Steven D. Bridges
Commissioner

November 10, 1999

Jacqueline D. Whelan, Esq.
Regional Counsel
NASD Regulation, Inc., District
Republic Plaza Building
3770 17th Street, Suite 2900
Denver, Colorado 80202-5629

RE: Reliance Trust Company

Dear Ms. Whelan:

We understand that a question has arisen regarding the authority under state law for Reliance Trust Company ("Reliance") to hold escrow funds under Rule 15(c)2-4, issued under the Securities and Exchange Act of 1934.

Reliance is a "financial institution" as that term is defined in O.C.G.A. Section 7-1-4(21). Although Reliance is chartered under the Financial Institutions Code of Georgia as a bank and trust company, it has never applied for or been granted a banking charter and operates as a trust company only. Reliance is subject to supervision and regulation and regular examination by the Georgia Department of Banking and Finance. Under Georgia law, trust companies are permitted to act as fiduciary, investment advisor, custodian of property, agent or attorney-in-fact, registrar or transfer agent of securities, and fiscal agent. O.C.G.A. Section 7-1-310. Since its incorporation in 1981, Reliance has provided services as escrow agent, paying agent, registrar or transfer agent in connection with the sale of church and nonprofit securities.

As a trust company, Reliance is authorized to receive and hold funds in escrow for third parties. While Reliance is not authorized to hold deposits subject to withdrawal by check, Reliance is authorized to receive and hold funds in the form of bank deposits or other lawful investments consistent with its obligations under any applicable escrow agreement.

Jacqueline D. Whelan, Esq.
Regional Counsel
November 10, 1999
Page Two

I hope this information will be helpful to you in your analysis. Please call me if you have any questions concerning the above.

Sincerely,

Princess Brown

Princess Brown, CFE, CEM
Supervisory Manager
Direct Line: (770) 986-1643
Facsimile: (770) 986-1654

PB:bt

cc: District Director – Whitesides